UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: April 14, 2015

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐             No  ☒

On March 31, 2015, through certain of its wholly-owned subsidiaries, Navios Maritime Holdings Inc. (“Navios Holdings”) entered into a letter amendment (the “Amendment”) to its existing Loan Agreement with Commerzbank AG for a loan facility of (originally) up to $240.0 million. The Amendment provides for changes to certain definitions. The Amendment is attached hereto as Exhibit 10.1 to this Report and is incorporated herein by reference.

On March 27 and 30, 2015, Navios Holdings issued press releases announcing the declaration of Navios Holdings’ quarterly dividend on its Series G and Series H Preferred Stock. Copies of the press releases are furnished as Exhibit 99.1 and Exhibit 99. 2 to this Report and are incorporated herein by reference. The information contained in these press releases are hereby incorporated by reference into the Navios Holdings Registration Statements on Form F-3, File No. 333-189231 and on Forms S-8, File No. 333-202141 and File No. 333-147186.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: April 14, 2015

EXHIBIT INDEX

Exhibit No.	Exhibit
10.1	Fourth Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015, between Nostos Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG.

99.1	Press release, dated March 27, 2015: Navios Maritime Holdings Inc. Declares Quarterly Dividend of $0.546875 per American Depositary Share on Its Series G Preferred Stock; Quarterly Dividend of $0.5390625 per American Depository Share on Its Series H Preferred Stock.

99.2	Press release, dated March 30, 2015: Navios Maritime Holdings Inc. Announces Corrected Record Date for Dividends on Its Series G and Series H Preferred Stock.